SYDYS Corporation

7 Orchard Lane

Lebanon, NJ 08833

June 16, 2015

VIA EDGAR

Larry Spirgel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:  SYDYS Corporation

Form 10-Q for the Period ended March 31, 2015

Filed May 15, 2015

File No. 000-51727

Dear Mr. Spirgel:

SYDYS Corporation  (“SYDYS”, the “Company”, “we”, “us” or “our”) hereby transmits this letter in response to a follow-up telephone conversation between our legal counsel and Mr. Charles Eastman, the Commission’s staff accountant, that has been reviewing the above referenced filing.

Accordingly, we respectfully advise the Staff that in future periodic report filings made with the Commission, the Company will disclose those revenues derived from its old or former business model versus those revenues derived from the new or proposed business model, as applicable.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses.  Should you have any questions concerning the foregoing responses, please contact our legal counsel, Elliott Taylor, Esq. at (801) 870-5134.

Very truly yours,

SYDYS CORPORATION

By: /s/ Michael Warsinske

Name: Michael Warsinske

Title: Chief Executive Officer

cc:

Elliott Taylor, Esq.

      Taylor & Associates, Inc.